Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
iGate Mastech, Inc.	Pennsylvania

Global Financial Services of Nevada Inc.	Nevada

RPOWorldwide, Inc.	Pennsylvania

Mastech Trademark Systems, Inc.	Delaware